中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 12 2004
WASH. D.C. 185 SECTION

11th November, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046107

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 15th October, 2004; and
2. Announcement dated 4th November, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

PROCESSED
NOV 19 2004
THOMSON
FINANCIAL

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

ANNOUNCEMENT

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company has been notified today that Hanny and Paul Y. – ITC have been approached last night by a third party in connection with the possible acquisition by that person of interests in the shares of the Company from Hanny and/or Paul Y. – ITC, which may or may not result in a general offer for all the shares of the Company (other than those already owned or purchased by the third party). As this transaction may or may not proceed, **investors should exercise caution when dealing in the shares of the Company.**

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China Strategic Holdings Limited (the "Company") has been notified today that Hanny Holdings Limited ("Hanny") and Paul Y. – ITC Construction Holdings Limited ("Paul Y. – ITC") have been approached last night by a third party (the "Third Party") in connection with the possible acquisition by the Third Party of interests in the shares of Company from Hanny and/or Paul Y. – ITC, which may or may not result in a general offer for all the shares of the Company (other than those already owned or purchased). To the best of the knowledge, information and belief of the directors of the Company, having made all reasonable enquiry, the Third Party and its ultimate beneficial owner are independent of the Company and are not connected persons of the Company. As at the date of this announcement (based on the records of the Company) Hanny and Paul Y. – ITC are each interested in approximately 29.36% of the issued share capital of the Company. The Company understands from Hanny and Paul Y. – ITC that their discussions in respect of this possible transaction are at a very preliminary stage. The Company has not, and understands that no agreement or contract has been entered into between by either Hanny or Paul Y. – ITC with such Third Party in connection with such transaction. As this transaction may or may not proceed, **investors should exercise caution when dealing in the shares of the Company.**

Executive Directors:—
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Li Wa Kin
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-Executive Directors:—
Mr. David Edwin Bussmann
Ms Fung Wan Yiu, Agnes
Mr. Wong King Lam, Joseph

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 15th October, 2004

中國日報 香港版
CHINA DAILY · HONG KONG EDITION

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

MEMORANDUM OF UNDERSTANDING IN RESPECT OF POSSIBLE ACQUISITION OF INTEREST IN OR ASSETS OF ASSO LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to announce that on 4th November 2004, Group Dragon Limited, a wholly-owned subsidiary of the Company, entered into the MOU for the proposed acquisition of interest in or assets of Asso Limited and/or its subsidiaries.

The Board wishes to emphasise that no binding agreement in relation to the Proposed Acquisition has been entered into as at the date of this announcement. In the event that a binding agreement is entered into by the Company in relation to the Proposed Acquisition, it may constitute a notifiable transaction of the Company under the Listing Rules. As the Proposed Acquisition may or may not be entered into, investors and shareholders of the Company are urged to exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The board ("**Board**") of directors of China Strategic Holdings Limited ("**Company**") wishes to announce that Group Dragon Limited, a wholly-owned subsidiary of the Company, has entered into a memorandum of understanding dated 4th November 2004 ("**MOU**") with two third parties who are independent of the Company and not connected with the connected person of the Company (as defined in the Listing Rules). The MOU has set out the basic understanding in relation to the proposed acquisition ("**Proposed Acquisition**") of interest in or assets of Asso Limited and/or its subsidiaries (including 保定依棉集團有限公司 (Baoding Yimian Group Co., Ltd.)). Asso Limited is an investment holding company and its subsidiaries are principally engaged in textiles and garment business. The consideration of the Proposed Acquisition is expected to be in the range of HK$200 million subject to adjustment with reference to, among others, the net asset value of the interest or assets to be acquired.

The MOU does not constitute the parties' legally binding commitment in respect of the Proposed Acquisition. The Proposed Acquisition is subject to the execution and completion of the formal sale and purchase agreement in relation thereto by the parties.

The Board wishes to emphasise that no binding agreement in relation to the Proposed Acquisition has been entered into as at the date of this announcement. In the event that a binding agreement is entered into by the Company in relation to the Proposed Acquisition, it may constitute a notifiable transaction of the Company under the Listing Rules. As the Proposed Acquisition may or may not be entered into, investors and shareholders of the Company are urged to exercise caution when dealing in the shares of the Company. Further announcement in respect of the Proposed Acquisition will be made by the Company should the formal sale and purchase agreement has been entered into.

By Order of the Board of
China Strategic Holdings Limited
Jenny Chan
Secretary

Hong Kong, 4th November 2004

Executive Directors:—
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Li Wa Kin
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-Executive Directors:—
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes
Mr. Wong King Lam, Joseph